Kevin Douglas

kdouglas@bassberry.com

(615) 742-7767

September 14, 2016

VIA EDGAR CORRESPONDENCE

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Community Health Systems, Inc. Form 10-K for the Fiscal Year Ended December 31, 2015 Filed February 17, 2016 File No. 001-15925

Dear Mr. Pacho:

On behalf of Community Health Systems, Inc. (the “Company”), I am writing in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated August 30, 2016, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed with the Commission on February 17, 2016. As discussed in a recent conversation between the Company and the Staff, the Company is reviewing the issues raised by the Staff in the letter with its advisors and intends to respond to the letter on or before September 28, 2016.

Please call me at the number above with any questions or concerns about the foregoing.

Sincerely,

/s/ Kevin Douglas
Kevin Douglas

cc:	Wayne T. Smith Community Health Systems, Inc.

W. Larry Cash Community Health Systems, Inc.

Rachel A. Seifert, Esq. Community Health Systems, Inc.